AB 6/5




SECURITIES AND EXCHANGE COMMISSION
RECEIVED
2013
REGISTRATIONS BRANCH


13031780

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2012 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mirae Asset Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas, 24th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Guk Gong 212-205-1510
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2013
REGISTRATIONS BRANCH
18

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CD 6/14/13

AFFIRMATION

I, Young Guk Gong, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mirae Asset Securities (USA) Inc. as of and for the year ended March 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

President

Title



Notary Public

NANCY H. CORTES
Notary Public, State Of New York
No. 01CO6053824
Qualified In Kings County
Commission Expires
Sept 15, 2015

Mirae Asset Securities (USA) Inc.

(A Wholly-Owned Subsidiary of
Mirae Asset Hong Kong Ltd.)

(SEC I.D. No. 8-67945)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Mirae Asset Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of Mirae Asset Securities (USA) Inc. (the "Company"), a wholly-owned subsidiary of Mirae Asset Hong Kong Ltd., as of March 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mirae Asset Securities (USA) Inc. as of March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 23, 2013

MIRAE ASSET SECURITIES (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Hong Kong Ltd.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS

CASH	$ 2,839,324
INTEREST-BEARING DEPOSITS	3,000,000
DEPOSIT WITH CLEARING BROKER	650,000
RECEIVABLE FROM CLEARING BROKER	7,132
DUE FROM AFFILIATES	65,393
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of $418,973	202,134
PREPAID EXPENSES	118,615
SECURITY DEPOSIT AND OTHER ASSETS	178,502
TOTAL ASSETS	$ 7,061,100

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 175,933
DUE TO AFFILIATES	16,850
DEFERRED RENT	10,545
TOTAL LIABILITIES	203,328
STOCKHOLDER'S EQUITY:	
COMMON STOCK — $.01 par value, 100 shares authorized, 20 issued and outstanding	
ADDITIONAL PAID IN CAPITAL	10,000,000
ACCUMULATED DEFICIT	(3,142,228)
TOTAL STOCKHOLDER'S EQUITY	6,857,772
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,061,100

See notes to statement of financial condition.

1. ORGANIZATION

Mirae Asset Securities (USA) Inc. (the "Company") is a wholly-owned subsidiary of Mirae Asset Hong Kong Ltd. (the "Parent"), located in Hong Kong, China. The Parent is a wholly-owned subsidiary of Mirae Asset Securities Co., Ltd. (the "ultimate Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was incorporated in Delaware on April 24, 2008, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company executes and clears its U.S. securities trades through a third-party clearing broker. Non-U.S. securities trades clear through its affiliates. These trades are settled on a delivery versus payment basis. The Company also provides investment advisory and research services to institutions in the U.S. investing in the emerging markets.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the Company does not hold customer funds or customer securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Deposit with Clearing Broker — The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Cash — The Company's cash is held at a major U.S. bank.

Interest-Bearing Deposits — Interest-bearing deposits consist of Certificates of Deposits with depository institution, which bear interest at 1.9% with maturity of April 16, 2013.

Depreciation and Amortization — Property and equipment are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over five to

seven years on furniture and equipment. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (*Income Taxes*). Deferred tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the financial statement from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statement or tax returns.

3. RELATED PARTY TRANSACTIONS

The Company executes its customers' orders for Korean securities and Hong Kong/Chinese securities through the ultimate Parent and the Parent, respectively. Commissions receivable from the related parties as of March 31, 2013 amounted to $65,393. Also, the Company has due to affiliates of $16,850 as of March 31, 2013.

4. PROPERTY AND EQUIPMENT

At March 31, 2013, furniture, equipment and leasehold improvement are comprised of the following:

Computer and office equipment	$ 156,431
Furniture and fixture	201,216
Leasehold improvement	263,460
Total at cost	621,107
Less accumulated depreciation and amortization	(418,973)
Property and equipment - net	$ 202,134

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that

equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of March 31, 2013, the Company had net capital of $5,152,749 which was $5,052,749 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 3.95%.

The Company maintains proprietary accounts with its clearing broker ("PAIB assets"). PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

6. INCOME TAXES

The income tax effect of each type of temporary differences that gave rise to a significant portion of the net deferred tax assets as of March 31, 2013 is as follows:

Net operating loss	$ 1,191,868
Property and equipment	43,789
Accrued expense	36,970
Deferred rent	4,455
Total	1,277,082
Valuation allowance	(1,277,082)
Net deferred tax assets	$ -

At March 31, 2013, the Company has net operating loss carryforwards of approximately $2,820,000 for federal income tax purposes, which will expire in various years through March 31, 2033.

The Company intends to maintain a valuation allowance for the net operating loss carryforwards until sufficient evidence exists to support the reversal of the valuation allowance. The Company has recorded full valuation allowances against deferred tax assets as of March 31, 2013. The net change in valuation allowance for the year ended March 31, 2013 was an increase of approximately $141,000.

There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statement as of March 31, 2013. All tax years since March 31, 2010 are open to tax examination by authorities.

7. SAVINGS PLAN

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Eligible employees were permitted to contribute up to 96% of their compensation or $17,500 for the year ended March 31, 2013. Based upon each employee's length of service, the Company contributes up to 100% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full time employees of the Company who have completed one year of service and are 21 years of age or older.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space under a lease agreement expiring in 2014. Minimum rental commitments under such operating leases are as follows:

Year ending March 31:	
2014	234,374
Minimum lease payments	$234,374

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after March 31, 2013, but before May 23, 2013, the date the financial statement was issued. There were no subsequent events that required to be accounted or disclosed in the financial statement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
www.deloitte.com

May 23, 2013

Mirae Asset Securities (USA) Inc.
1095 Avenue of the Americas, 24th Floor
New York, NY 10036

In planning and performing our audit of the financial statements of Mirae Asset Securities (USA) Inc. (the "Company") as of and for the year ended March 31, 2013 (on which we issued our report dated May 23, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we consider relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP